UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

CHANGES TO THE MANAGEMENT
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

CHANGES TO THE MANAGEMENT

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K regarding changes to its management.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

SELECTION OF CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

On June 12, 2014, the Company issued a press statement announcing the selection of Dr. Vishal Sikka as the Chief Executive Officer ("CEO & MD") of the Company. Dr. Sikka will be inducted as a whole-time director of the Board and CEO & MD (Designate) on June 14, 2014. He will take over as CEO & MD from Mr. S. D. Shibulal on August 1, 2014.

Dr. Vishal Sikka, 47, was, until recently, a member of the Executive Board of SAP AG, leading all products and driving innovation globally. He has worked closely with leaders of global companies in building breakthrough business solutions. At SAP AG, he was responsible for all products, from traditional and cloud-based applications to technology and platform products including HANA, analytics, mobile and middleware. In addition, Dr. Sikka led multiple initiatives to accelerate innovation and research at SAP. He holds a Ph.D. in computer science from Stanford University, USA.

APPOINTMENT OF CHIEF OPERATING OFFICER

The Board has also elevated U.B. Pravin Rao, President and whole-time director, as Chief Operating Officer, effective June 14, 2014.

U. B. Pravin Rao, 53, has been responsible for driving growth and differentiation across a portfolio that includes Retail, Consumer Packaged Goods and Logistics, Life Sciences, Resources and Utilities, Cloud and Mobility, Quality and Productivity, Services, Growth Markets, and Infosys Labs. In addition, he has been responsible for Global Delivery and Service Innovation. U. B. Pravin Rao has also been Director of the Infosys Leadership Institute (ILI) globally. ILI is responsible for the selection, development, research, and succession of senior and high-potential leaders. Since joining Infosys in 1986, he has held a number of senior leadership roles such as Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. U. B. Pravin Rao holds a Bachelor’s degree in electrical engineering from Bangalore University, India

The Board has also announced the following changes:

•	Narayana Murthy and S. Gopalakrishnan will voluntarily step down as Executive Chairman and Executive Vice Chairman, respectively, on June 14, 2014. In order to facilitate a smooth transition of responsibilities, they will continue on the Board till October 10, 2014 as the Non-executive Chairman and Non-executive Vice Chairman, respectively.
•	K. V. Kamath will become the Non-executive Chairman of the Board on October 11, 2014.
•	Narayana Murthy will be designated as Chairman Emeritus effective October 11, 2014 in recognition of his contributions to the Company.
•	S. D. Shibulal will step down as CEO & MD and from the Board on July 31, 2014.
•	Srinath Batni, whole-time Director of the Company, will step down from the Board on July 31, 2014.
•	The Company has elevated twelve leaders to the position of Executive Vice President with additional responsibilities.
•	The Executive Chairman’s office will be dissolved effective June 14, 2014. Dr. Rohan Murty, whose appointment was co-terminus with the Executive Chairman, will leave the Company on June 14, 2014.

A copy of this press statement is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: June 12, 2014	S. D. Shibulal Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Press statement of Infosys Limited, dated June 12, 2014